ITC Holdings Corp.
Second Quarter 2012 Investor Call
August 1, 2012
Filed by ITC Holdings Corp.
Pursuant to Rule 425 under the
Securities  Act of 1933  and deemed
filed pursuant to Rule 14a–12
under the Securities Exchange
Act of 1934
Subject Company: ITC Holdings Corp.
Commission File No. 001–32576

Safe Harbor Language & Legal Disclosure

This presentation contains certain statements that describe ITC Holdings Corp. (“ITC”) management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities
Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”,
“believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s annual report on Form 10-K and ITC’s quarterly reports on Form 10-Q filed with the
Securities and Exchange Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document and in subsequent filings with the SEC): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii)
conditions of the capital markets during the periods covered by the forward-looking statements.
Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions
ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law,
ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise.

The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Safe Harbor Language & Legal Disclosure

ITC and Mid South TransCo LLC (“TransCo”) will file registration statements with the SEC registering shares of  ITC common stock and TransCo common units to be issued to Entergy Corporation (“Entergy”) shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions.  ITC’s shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about ITC, TransCo and the proposed transactions.  The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI
48377 or by calling 248-946-3000
This presentation is not a solicitation of a proxy from any security holder of ITC. However, Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entergy may be found in its Annual Report on Form 10-K filed with the SEC, and its definitive proxy statement relating to its
Annual Meeting of Shareholders filed with the SEC. Information about the directors and executive officers of ITC may be found in its Annual
Report on Form 10-K filed with the SEC, and its definitive proxy statement relating to its Annual Meeting of Shareholders filed with the SEC.

Second Quarter 2012
STAND-ALONE OPERATING PLAN UPDATES
• Strong performance on all fronts: operational, financial and strategic
– Continue to execute stand-alone plans while also advancing the Entergy transaction
• Execution of stand-alone plans on track
– Investments in base systems support improved system performance
– Development efforts continue to advance: partnerships in SPP, MVP projects and ongoing evolution of portfolio
Hugo to Valliant line and the first phase of the KETA projects energized in June
• Regulatory policy developments
– Order 1000 implementation activities continue with compliance filings expected this Fall
– FERC initiated complaint against MISO formula rate protocols
Protocols establish process for implementing formula rates
Complaint is not related to rate elements approved by FERC (e.g., ROE)
ITC response highlights our more transparent protocols and business practices
• Solid system and operational performance
– Sustained periods of heat in the Midwest continues to fuel strong electricity demand
New peak load reached on METC and ITC Midwest in July
– ITC systems have performed extremely well, with no operational problems experienced
Contributed work forces to assist with storm restoration efforts along East coast and in Michigan
(distribution system restoration)

NORTH DAKOTA
MINNESOTA
WISCONSIN
MICHIGAN
SOUTH DAKOTA
IOWA
NEBRASKA
ILLINOIS
INDIANA
KANSAS
MISSOURI
OKLAHOMA
ARKANSAS
MISSISSIPPI
TEXAS
LOUISIANA
ITC*Transmission*
METC
ITC Midwest
ITC Great Plains
Entergy Transmission Operating Subsidiaries
Green Power Express
KETA Project
Kansas V-Plan
Hugo to Valliant

–

–

•
Continue with extensive stakeholder
outreach program
Process informative and expected to
facilitate more efficient regulatory
process
•
Plan to begin formal process of seeking
regulatory approvals soon with a filing with
the Louisiana Public Service Commission
Joint application will highlight key
quantitative and qualitative benefits of
transaction
•
Remaining retail jurisdictional filings and
FERC filings will be sequenced after initial
filing with Louisiana Public Service
Commission
•
Remain on track to achieve closing in 2013

Entergy Transaction Update
STATUS UPDATE

•
Key operating earnings drivers
–
Higher operating earnings due to higher rate base and AFUDC at our operating companies and slightly lower effective tax rates for the quarter and the year-to-date period
–
Slightly offset by slightly lower revenues due to the full amortization of the ITCTransmission revenue deferral regulatory asset in May 2011
Second Quarter & Year-To-Date Financial Results
EARNINGS & DRIVERS
Reported Diluted EPS $ 0.81               $ 0.83             ($ 0.02)
($ in Millions except per Share Data)
THREE MONTHS ENDED
JUNE 30,
2012 2011
SIX MONTHS ENDED
JUNE 30,
2012 2011
$ 1.70             $ 1.64 $ 0.06
Operating Diluted EPS $ 1.05               $ 0.83             $ 0.22 $ 1.98             $ 1.64 $ 0.34
Pre-Tax Entergy Transaction Expenses           $ 0.12               N/A             $ 0.12
FERC Audit Related Refunds $ 0.25                 N/A             $ 0.25 $ 0.25                N/A $ 0.25
$ 0.19                N/A $ 0.19
Income Taxes on Adjustments ($ 0.13)                N/A             ($ 0.13) ($ 0.16)              N/A ($ 0.16)

Increase /
(Decrease)
Increase /
(Decrease)
Note: Reported net income and operating earnings reconciliation can be found in Appendix

CAPITAL INVESTMENTS – THROUGH JUNE 30, 2012
ITCTransmission
$ 104.9
METC 84.6
ITC Midwest 182.2
ITC Great Plains 57.5
TOTAL $ 429.2
•
Strong financial performance driven
by successful execution of our capital
investment plans
•
Invested $429.2 million in capital
projects at our operating companies
in the six month period ended June
30, 2012
•
2012 plans included further ramp up
in investment levels and multiple,
large-scale projects
Financial Results
CAPITAL INVESTMENTS

($ in Millions)

Financial Results
2012 GUIDANCE
ITCTransmission
$ 195 - $ 215
METC 145 - 160
ITC Midwest 315 - 335
ITC Great Plains 95 - 110
TOTAL $ 750 - $ 820
2012 GUIDANCE - CAPITAL INVESTMENTS
•
As a result of performance in first six months of 2012
– Updating 2012 operating EPS guidance to $3.95 to $4.05
– Updating 2012 capital investment guidance to $750 to $820 million

($ in Millions)

Total
Revolver
Capacity
Revolver
Capacity
Outstanding
Undrawn
Revolver
Capacity
$ in Millions
ITC Holdings $ 200.0      $155.6 $  44.4
ITCTransmission
100.0 44.8 55.2
METC 100.0 71.4 28.6
ITC Midwest 175.0                      66.9 108.1
ITC Great Plains 150.0 80.4 69.6
TOTAL $ 725.0 $ 419.1     $ 305.9
Cash on Hand 38.5
TOTAL LIQUIDITY $ 344.4
• 2012 financing activities
– New $175 million ITC Midwest five-year
revolver executed in May 2012
– Remaining 2012 financing calendar
Additional fixed debt at ITC Holdings
and METC in the second half of 2012
• Liquidity position remains robust
– Increased revolver capacity at ITC Midwest
brings total capacity to $725 million
– Well positioned to continue to execute on
strategic plans going forward

Financial Results
CAPITALIZATION & LIQUIDITY

Long-Term Capital Plan

$4.2 billion infrastructure investment

EARNINGS PER SHARE
+15-17% CAGR
Development
$1,732mm
Generator
Interconnections
$891mm
Base Capital Plan
$1,558mm

Stand-Alone Five-Year Capital Plan 2012 - 2016 10 Note: Five-year EPS CAGR based on 2011 through 2016 EPS

Five-Year Capital Plan

$4.2 billion infrastructure investment

Development
$1,732mm
Generator
Interconnections
$891mm
Base Capital Plan
$1,558mm
EARNINGS PER SHARE
+ 15–17% CAGR
5 YEARS

• Stand-alone plan positions the company well to
create shareholder value while continuing to make
needed investment in transmission for benefit of
customers
• Stand-alone $4.2 billion five-year capital plan
expected to generate EPS CAGR of 15 to 17%
– Coupled with ongoing dividend policy provides
attractive value creation opportunity for
shareholders
– Reflects ITC stand-alone plan and does not reflect
expectations of proposed Entergy transaction
• Focus in 2012 remains on executing against our
existing strategy and plans while also advancing
Entergy transaction towards close
Looking Ahead

Appendix Appendix

Reported Net Income $ 42,386             $ 42,996       ($ 610)
($ in Millions except per Share Data)
THREE MONTHS ENDED
JUNE 30,
2012 2011
Increase /
(Decrease)
SIX MONTHS ENDED
JUNE 30,
2012 2011
$ 88,437          $ 84,998              $ 3,439
Operating Earnings $ 54,795             $ 42,996           $ 11,799 $ 103,375         $ 84,998          $ 18,377
10,001             N/A 10,001
Income Taxes on Adjustments (6,723)                  N/A             (6,723)
12,993             N/A 12,993

Non-GAAP Measures
NET INCOME RECONCILIATION
Increase /
(Decrease)
Acquisition Accounting  Adjustment 12,993                  N/A             12,993
(8,056)             N/A (8,056)
Entergy Transaction Expenses
6,139
6,139
N/A

* Approvals may be required in Missouri due to limited assets in those territories. Approval may be required in Oklahoma for ITC.
Entergy Transaction Update
TIMELINE

Authority
Requirement
Target Timing
Mid-Summer
Mid-Summer
Initiated process for
approval, expected to
advance in Q3 / Q4
Entergy Retail Regulators
(APSC, LPSC, MPSC, PUCT,
CCNO)
• Change of control of transmission assets
• Affiliate transaction-related steps in the RMT
• Authorization to incur debt in some jurisdictions
FERC
• Change of control of transmission assets (203 filing)
• Acceptance of jurisdictional agreements (205 filing)
• Authorization to assume debt / issue securities (204 filings)
• Changes to System Agreement to remove provisions related to transmission planning and equalization
• New ITC rate tariffs to be established for the ITC operating companies (205 filing)
Hart-Scott-Rodino Act
(DOJ / FTC)
• Pre-merger notification to review potential antitrust and competition issues
IRS Private Letter Ruling • Private letter ruling substantially to the effect that certain requirements for the tax-free treatment of the distribution of Transco Holdco are met
ITC Shareholders • Merger
• Issuance of shares to Entergy shareholders
• Amendment to ITC articles to increase authorized number of shares
Filed late July
Initiated process for
approval, expect to
advance Q3 / Q4